Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23




                           Announcement to the Market



                       Operating Rules for the Trading of
                          Own Shares as Treasury Stock



1. On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itau Holding Financeira S.A. (Itau Holding) voluntarily disclosed its "Operating Rules for the Trading of Own shares as Treasury Stock"(Rules).

2. Item 2.1.3 of the Rules established the obligation to make monthly disclosure of the volumes of own shares traded by Itau Holding, and minimum, average and maximum prices.

3. We hereby notify the market that, during the period from November 1 to November 30 2004, Itau Holding did not trade any of its own shares.

                         Sao Paulo-SP, December 8 2004.



                             Alfredo Egydio Setubal
                           Investor Relations Officer